November 17, 2022

Karl Hiller

Branch Chief

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Idaho Strategic Resources, Inc.
Form 10-K for the Fiscal Year ended December 31, 2021 Filed March 31, 2022
File No. 001-41320

Dear Mr. Hiller:

Following are responses to the SEC’s comments emailed to our office on November 7, 2022 regarding our response that was dated October 14, 2022 to your original comments dated September 9, 2022. We have discussed our planned responses with internal staff, our legal counsel, and our auditors and submit the following responses. I believe we have responded fully to the comments made by SEC.

Form 10-K for the Fiscal Year ended December 31, 2021 Geology & Mineralization, page 20

1. Comment: We note that you submitted a proposed amendment to your Form 10-K and an updated technical report summary in response to our prior comments. However, the production from your open pit mining operations does not appear to be addressed or supported by either a reserve or resource estimate in either report.

Please discuss this concern with your third party engineer and arrange to provide a brief explanation for this situation in both your filing and the technical report summary, also highlighting the outlook and uncertain nature of continued open pit operations.

Response: We will expand our disclosures in our proposed amended 10-K and our updated technical report summary to include the following statement: “No open pit ore reserves were calculated for the year ending December 31, 2021. The Klondike open pit is an area with a low density of core drilling and extensive, unmapped stopes (mined-out voids) from historic mining that make it difficult to produce an accurate reserve estimate. The open pit is mined on a drill-as-you-go basis where each bench is economically evaluated based on the blastholes assays to determine whether enough revenue will be available to generate a profit for the bench. These factors combine to make the outlook for continued open pit mining relatively uncertain.”

201 N. Third Street Coeur d’Alene, ID 83814, Phone (208) 625-9001, www.idahostrategic.com

Exhibit 96.1 Technical Report Summary for the Golden Chest Mine

Section 13-Mining Methods, page ES-13

2. Comment: We note that the illustration in Figure 13-1 for the Golden Chest Mine Long Section does not clearly depict the active mining areas, stopes or final mine outline.

Please include a map that clearly shows these features to comply with Item 601(b)(96)(iii)(B)(13)(v) of Regulation S-K.

Response: Please see revised Figure 13-1, Golden Chest Mine Long Section which will be included in the updated technical report summary.

Closing Comments

In accordance with the Staff’s request, we acknowledge that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

We hope that our response adequately addresses the Staff’s comments and respectfully request that the Staff advise us at its earliest convenience if the Staff believes that any of the responses set forth in this letter are incomplete or unsatisfactory or if the Staff has any further comments on our filings.

Sincerely,

/s/ Grant Brackebusch

Vice President, Chief Financial Officer

201 N. Third Street Coeur d’Alene, ID 83814, Phone (208) 625-9001, www.idahostrategic.com

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